EXHIBIT 4.2a

Amendment to Rights Agreement

This Amendment to Rights Agreement, dated as of November 15, 2007 (this “Amendment”), is entered into between The PMI Group, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”).

W I T N E S S E T H

WHEREAS, the Company and ChaseMellon Shareholder Services, L.L.C. entered into a Rights Agreement, dated as of January 26, 1998 (as amended, the “Rights Agreement”); and

WHEREAS, American Stock Transfer & Trust Company has been appointed Rights Agent by the Company to succeed ChaseMellon Shareholder Services, L.L.C. as Rights Agent under the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement and amend the Rights Agreement; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement to change the final expiration date of the Rights Agreement from January 25, 2008 to January 25, 2009.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. The Rights Agreement is hereby modified and amended, effective as of the date hereof, by changing the date set forth in Section 7 (defined as the “Final Expiration Date”) from “the Close of business on January 25, 2008” to “the Close of business on January 25, 2009.”

2. The fifth sentence of Section 21 of the Rights Agreement is hereby modified and amended, effective as of the date hereof, to read in its entirety as follows:

“Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Person organized and doing business under the laws of the United States or of the State of New York (or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of New York), in good standing, having an office in the State of New York, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million.”

3. The Rights Agreement and all of the Exhibits to the Rights Agreement shall be restated to reflect this Amendment and to reflect American Stock Transfer & Trust Company as the Rights Agent, including all necessary conforming changes. Except as expressly set forth herein, the Rights Agreement shall remain in full force and otherwise shall be unaffected by this Amendment.

4. This Amendment may be executed in multiple counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:			THE PMI GROUP, INC

By:	/s/ Victor J. Bacigalupi		By:	/s/ L. Stephen Smith
	Name:	Victor J. Bacigalupi		Name:	L. Stephen Smith
	Title:	Executive Vice President,		Title:	Chairman and Chief Executive Officer
Chief Administrative Officer and General Counsel

Attest:			AMERICAN STOCK TRANSFER & TRUST COMPANY

By:			By:	/s/ Herbert J. Lemmer
	Name:			Name:	Herbert J. Lemmer
	Title:			Title:	Vice President

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